Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

MHBP Script Regarding Coventry/First Health

I heard First Health is being acquired by Coventry. What can you tell me?

Yes, First Health announced in mid-October that a definitive agreement has been signed for Coventry Health Care to acquire First Health. The purchase still has to go through regulatory approval, which is expected to be completed in the first few months of 2005.

However, you should know that the acquisition does not affect the 2005 Mail Handlers Benefit Plan offerings. The rates and benefits have been approved by OPM and will not change. You will still have the same network of doctors and hospitals and the same level of customer service. The Mail Handlers Benefit Plan will continue to be a fee-for-service plan with a PPO.

Coventry offers HMO plans in FEHB. Will MHBP become an HMO?

Mail Handlers Benefit Plan is approved by OPM as a national fee-for-service plan and can not be changed to an HMO plan. There are distinct application and approval processes for different plans offered in FEHB and we are committed to continuing to offer a PPO fee-for-service plan.

What is Coventry Health Care?

Coventry Health Care is a managed health care company based in Bethesda, Maryland. Coventry operates health plans, insurance companies and networks of doctors and hospitals in the Midwest, Mid-Atlantic and Southeastern United States. Coventry is a strong, successful company with a terrific record of service. Coventry’s success at meeting Americans’ health care needs has led to their inclusion in the Fortune 500, Barron’s 500 and Forbes Platinum 400.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.